FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                      1934


                               December 24, 2002

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                              (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
             (Address of registrant's principal executive offices)


        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F   X          Form 40-F
                                -----                  ----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                    No     X
                                -----             -----


[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                    No     X
                                -----             -----


        [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]


                      Yes                     No    X
                                -----             -----


        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 2



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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     Smith & Nephew plc
                                                     (Registrant)


Date: December 24, 2002                         By:  /s/ Paul Chambers
                                                     -------------------
                                                     Paul Chambers
                                                     Company Secretary

20th December 2002


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been informed today that Mourant & Co. Trustees Limited, as trustee of The Smith & Nephew Employees' Share Trust has purchased a total of 12,103 ordinary shares in the Company through the reinvestment of dividends paid on shares held by the Trust as follows:

2,213 shares were purchased at a price of 400p;

3,166 shares were purchased at a price of 377.6752p; and

6,724 shares were purchased at a price of 376p.

As a result of the transfer of 44,208 shares to a beneficiary pursuant to the Smith & Nephew Long-Term Incentive Plan on 27 and 28 November 2002 all executive directors cease to be potential discretionary beneficiaries of the 44,208 shares previously held by the Trustees of Smith & Nephew Employees' Share Trust.

The Trust, which now holds a total of 1,526,670 ordinary shares representing 0.16% of the issued share capital.

Yours faithfully,





P.R. Chambers
Company Secretary